Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Year Ended December 31,
Period ($000)	2013		2012		2011		2010	2009

Earnings:
Net Income	$(4,126)		$(94,054)		$(40,272)		$6,377	$16,846
Fixed Charges	$5,109		$7,363		$7,577		$17,188	$20,582

Total Earnings	$983		$(86,691)		$(32,695)		$23,565	$37,428

Fixed Charges:
Interest including amortization of debt issuance cost	$5,109		$7,363		$7,577		$17,188	$20,582

Total Fixed Charges	$5,109		$7,363		$7,577		$17,188	$20,582

Total Preferred Dividends	—		—		—		—	—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	—	1	—	1	—	1	1.37	1.82

1	Earnings for the years ended December 31, 2013, 2012 and 2011 were inadequate to cover fixed charges by $4,126, $94,054 and $40,272, respectively.